ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
August 30, 2021
Mr. John Grzeskiewicz
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”) The Acquirers Fund (the “Fund”) File No. 811-22668
Dear Mr. Grzeskiewicz:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Preliminary Proxy Statement (the “Proxy Statement”) filed on August 18, 2021 with respect to the Fund, a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Proxy Statement. The Trust anticipates filing the definitive proxy statement for the Fund on August 30, 2021.
Comment 1.Supplementally confirm that the Trust has disclosed all of the information required by Item 22(c)(1)(vi) of Schedule 14A.
Response:     The following sentence has been added to the “Background” section of the Proxy Statement: “Prior to the termination of the Prior Sub-Advisory Agreement, Exponential informed the Adviser that Exponential intended to wind up its investment advisory firm.”
Comment 2.In the “Recommendation of the Board of Trustees—Historical Performance” paragraph of the Proxy Statement, please disclose the extent of underperformance, given that Toroso’s portfolio managers had previously managed the Fund during the time periods discussed.
Response:    In considering the New Sub-Advisory Agreement, the Board understood that the strategy used to track the performance of the Fund’s underlying index, the Acquirer’s Index (the “Index”), is expected to outperform the Index, before fees and expenses, during down markets, and may underperform the Index, before fees and expenses, during up markets. Further, the Board understood that the Fund is expected to track the Index, before fees and expenses, over longer time periods.
Shareholders will receive the Fund’s prospectus dated August 31, 2021 (the “Prospectus”) prior to receiving the Proxy Statement. The Prospectus includes calendar year 2020 performance, as well as year-to-date performance for the period ended June 30, 2021. In addition, Fund performance information is available in the Fund’s shareholder reports and on its website. Further, the Trust believes that the Board’s considerations related to the Fund’s historical performance are adequately disclosed in the Proxy Statement. The description in the Proxy Statement even notes that, in comparing the Fund’s historical performance over multiple time periods, the Board considered how market volatility spikes that occurred during one period, and not the other, might have impacted performance. The Trust believes that this description is meant to demonstrate the Board’s thoughtful consideration of a Fund’s historical performance rather than provide specific Fund performance metrics, which are better suited for inclusion in the Fund’s Prospectus, shareholder reports and the Fund’s website. Accordingly, the Trust respectfully declines to disclose the extent of underperformance.

Comment 3.Please confirm the Fund’s registration statement discloses that the Fund seeks to track the Index’s returns with less long exposure than the Index due to the costs of fully replicating the Index.
Response:    The Trust so confirms.

*	*	*
If you have any questions regarding the above response, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.
Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky
Vice President and Secretary